SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2001
                          ------------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-25233

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Provident Bank 401(k) Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Provident Bancorp, Inc.
                               400 Rella Boulevard
                           Montebello, New York 10901

                           PROVIDENT BANK 401(k) PLAN

                               FINANCIAL STATEMENT

                     YEARS ENDED DECEMBER 31, 2001 AND 2000

                           PROVIDENT BANK 401(k) PLAN
                     YEARS ENDED DECEMBER 31, 2001 AND 2000


                                    CONTENTS
                                    --------
                                                                     Page
                                                                     ----
Independent Auditor's Report                                          1

Statement of Net Assets Available for Plan Benefits                   2

Statement of Changes in Net Assets Available for Plan Benefits        3

Notes to Financial Statements                                         4-7

Supplemental Information:

    Schedule of Assets Held for Investment Purposes                   9

    Schedule of Reportable Transactions                               10

    Loans to Participants                                             11

                             Gaber, Berard & Donahue
                        CERTIFIED PUBLIC ACCOUNTANTS, LLP
                                  120 ROUTE 59
                             SUFFERN, NEW YORK 10901

DONALEE R. BERARD, C.P.A.                                    Tel. (845) 357-5668
JOHN T. DONAHUE, C.P.A.                                      Fax. (845) 357-5637
DENNIS L. GABER, C.P.A.
                          INDEPENDENT AUDITOR'S REPORT

To the Board of Trustees
Provident Bank 401(k) Plan
Montebello, New York

We have audited the accompanying statement of net assets available for plan benefits of the Provident Bank, 401(k) Plan as of December 31, 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The prior year summarized comparative information has been derived from the Plan's 2000 financial statements and, in our report dated May 10, 2001 we expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Provident Bank, 401(k) Plan as of December 31, 2001 and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules for the year ended December 31, 2001 are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Gaber, Berard & Donahue CPA's LLP
----------------------------
Suffern, New York
June 7, 2002

                           PROVIDENT BANK 401(k) PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 2001 AND 2000




                                                       2001             2000
                                                    ----------       ----------

ASSETS

        Deposits with investment fund companies     $7,549,535       $5,739,710
        Loans receivable - participants                 62,103           76,345
        Cash                                            20,565              108
                                                    ----------       ----------
        TOTAL ASSETS                                 7,632,203        5,816,163
                                                    ----------       ----------
LIABILITIES                                                  -                -
                                                    ----------       ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS              $7,632,203       $5,816,163
                                                    ==========       ==========













                                              See notes to financial statements.

                           PROVIDENT BANK 401(k) PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000



                                                           2001          2000
                                                       -----------   -----------
ADDITIONS:
   Investment income:
      Net appreciation in fair value of investments     $1,701,725     $177,316
      Interest on participant loans                          5,180        7,524
                                                       -----------   -----------
           Total investment income                       1,706,905      184,840
                                                       -----------   -----------
   Contributions:
      Employer                                             188,612      175,681
      Employee                                             481,847      441,831
                                                       -----------   -----------
           Total contributions                             670,459      617,512
                                                       -----------   -----------
               TOTAL ADDITIONS                           2,377,364      802,352
                                                       -----------   -----------

DEDUCTIONS:
   Distributions                                          560,984       680,823
   Investment Fees                                            340           255
                                                       -----------   -----------
               TOTAL DEDUCTIONS                           561,324       681,078
                                                       -----------   -----------
                   NET INCREASE                         1,816,040       121,274
                                                       -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of year                                    5,816,163     5,694,889
                                                       -----------   -----------
                   END OF YEAR                         $7,632,203    $5,816,163
                                                       ==========    ===========



                                              See notes to financial statements.

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Provident Bank, 401(k) Plan (the "Plan") are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The investment income, capital gains and losses (realized and unrealized), and any expenses incurred in conjunction with the investments are reflected in the statement of changes in net assets available for Plan benefits as net appreciation in the fair value of investments.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2.  DESCRIPTION OF PLAN

The following description of the Provident Bank, 401 (k) Plan has been extracted from the Plan agreement and provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan, which was established by Provident Bank, ("Employer") on August 1, 1991, is a defined contribution plan, which covers all eligible employees who have elected to participate. All employees are eligible to participate in the Plan after completion of six months of service. The Employer shall give each prospective eligible employee written notice of eligibility to participate in the Plan prior to the close of the Plan year in which the employee first becomes eligible.

For each Plan year, the employer shall contribute to the Plan:

      (a) The amount of the total salary reduction of all Participants made pursuant to Section 4.1 (a), which amount shall be deemed an Employee's elective contribution.

      (b) On behalf of each participant who is eligible to share in matching contributions for the Plan year, the Bank may make a discretionary matching contribution to the Plan on behalf of each participant. The amount of matching contribution will be a percentage of the pre-tax contributions to the Plan, up to a maximum of 3%, of the compensation the participant elects to defer for the Plan year. The matching contribution percentage is determined by the Bank, in its sole discretion. The Bank may modify this percentage, as it deems necessary.

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000


2.   DESCRIPTION OF PLAN (Cont'd)
---------------------------------


      (c) Each participant may elect to defer from 2% to 10% of his/her compensation which would have been received in the Plan year, but not for deferral election. A deferral election (or modification in an earlier election) may not be made with respect to compensation which is currently available on or before the date the participant executed such election or, if later, the latest of the date the Employer adopts this cash or deferred arrangement, or the date such arrangement first became effective.

The amount by which compensation is reduced shall be that participant's deferred compensation, to be treated as an employee contribution and allocated to that participant's elective account.

For year ending December 31, 2001, the discretionary matching employer contribution was 3%(50% of employee contribution, up to 6%), which consisted of 100% cash.

The total deferral in any taxable year may not exceed a dollar limit, which is set by law. The limit was $10,500 in 2001 and 2000. Annual compensation limit was $170,000 for 2001.

A participant has, at all times, a vested and nonforfeitable right to the entire balance in his/her elective account, and will have a 100% vested interest in the Employer's matching contributions following the completion of four full years of service with the Employer, upon attainment of age 65, or upon death or permanent and total disability.

Participants who have completed less than four years are entitled to a percentage of the Employer's contributions on the basis of full years of service in accordance with the following schedule:

            Years of                        Vested
            Services                       Percentage
            --------                       ----------

           Less than 2                          0%
        2 but less than 3                      50%
        3 but less than 4                      75%
           4 or more                          100%

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000


2.   DESCRIPTION OF PLAN (Cont'd)
---------------------------------


Each participant shall direct the trustee as to the investment of the entire interest in his/her aggregate account. The administrator shall provide pooled and/or mutual funds for such investments and establish procedures to be applied in a uniform nondiscriminatory manner for participants to direct the trustee in writing to invest their aggregate account. The aggregate account of each participant so directed will be considered a directed investment account.

A separate directed investment account shall be established for each participant. The directed investment account shall be charged or credited as appropriate with the net earnings, gains, losses and expenses, as well as any appreciation or reduction in fair value during each Plan year attributable to such account.

In determining the fair value of securities held in the trust fund, which are listed on a registered stock exchange, the administrator shall direct the trustee to value the same at the prices they were last traded on such exchange preceding the close of business on the "valuation date." If such securities were not traded on the "valuation date," or if the exchange on which they are traded was not open for business on the "valuation date," then the securities shall be valued at the prices at which they were last traded prior to the "valuation date." Any unlisted security held in the trust fund shall be valued at its bid price next preceding the close of business on the "valuation date," which bid shall be obtained from a registered broker or an investment banker. In determining the fair value of assets other than securities for which trading or bid prices can be obtained, the trustee may appraise such assets itself, or at its discretion, employ one or more appraisers for that purpose and rely on the values established by such appraiser or appraisers.

Normal retirement date - the first day of the month coinciding with or the next following the participant's normal retirement age (65th birthday). A participant shall become fully vested in his/her account upon attaining his/her normal retirement age.

Early retirement date - this Plan does not provide for a retirement date prior to normal retirement date.

Upon termination of service, at the election of the terminated employee, the administrator will direct the trustee to distribute the vested benefit due. If the vested benefit exceeds $5,000, the participant must submit a written consent before any distribution is made. There is no need for consent for distributions amounting to $5,000 or less.

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000


3.   TRANSACTIONS WITH RELATED PARTIES

The Plan has a non-interest bearing checking account with the Employer. Accounting fees and other administrative services are paid for by the Employer.


4.   DEPOSITS WITH INVESTMENT FUND COMPANIES

As of December 31, 2001, the Plan's deposits represent investments in various mutual funds held in an account with Northeast Retirement Services, the plan's investment administrator. During fiscal year 2001, the Plan's administrator changed from USI Consulting, Inc. to Northeast Retirement Services.

As of December 31, 2001, investments representing 5% or more of net assets available for benefits were:
                                       Cost/Beg. of year      End of year
                                         Current Value       Current Value

    American Century Strategic         $   478,467         $   464,637
    Federated Cash                         465,290             465,290
    Janus Advisor Capital Appreciation     479,961             442,461
    Provident Bank Stock                 2,665,760           4,085,664

Contributions for participants are maintained in individual accounts. The accounts are credited for actual earnings on investments and charged for Plan withdrawals. The accounts are also adjusted for any change in fair value in the investments.


5.  INCOME TAX STATUS

The Internal Revenue Service has determined that the Plan qualifies under
Section 401 (a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws.


6.   TERMINATION

The Employer has the right to terminate the Plan at any time. Upon termination, all amounts credited to the participants' accounts become 100% vested. A complete discontinuance of contributions by the Employer will constitute a termination.


7.       INVESTMENT INCOME

Investment Income, exclusive of net appreciation in fair value, for years ending December 31, 2001 and 2000 were $155,388 and $378,098, respectively.

                           PROVIDENT BANK 401(k) PLAN

                            SUPPLEMENTAL INFORMATION

                          YEAR ENDED DECEMBER 31, 2001

                          PROVIDENT BANK 401 (k) PLAN
                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                          YEAR ENDED DECEMBER 31, 2001

Deposits with investment companies:                   Cost/         End of Year
                                                   Beg. of Year       Current
                                                   Current Value        Value
                                                   -------------    ------------

        American Century International Growth       $     --        $  156,321
        American Century Equity Income                    --           359,461
        American Century Strategic Allocation             --           464,637 *
        AM Fundamental Investors                       278,899            --
        Capital Income Builder                         130,005            --
        Evergreen Fund                                 156,836            --
        EuroPacific Growth                             262,853
        Federated Capital Preservation                 102,682            --
        Federated Cash Senior Prime                       --           465,290 *
        Fidelity Advisor Mid-Cap Fund                     --           320,538
        Fidelity Advisor Equity-Income                    --           318,348
        Franklin Convertible Securities                111,584            --
        Franklin CA Growth                             239,686            --
        Franklin Income Fund                           134,901            --
        Franklin Small Cap                             231,806            --
        Income Fund of America                         104,759            --
        Ivy Bond Fund                                  138,068            --
        Janus Advisor Capital Appreciation                --           442,461 *
        Morley Sable Value                              99,087            --
        N&B Genesis                                    216,324            --
        Neuberger Berman Genesis Fund                     --           237,846
        Oppn/Quest Oppty Value                         138,918            --
        Oppn/Quest Global Value                        274,518            --
        Oppn/Quest Value                               261,436            --
        Pimco Renaissance                               66,048            --
        Provident Bank Stock Fund                    2,131,838       4,085,664 *
        Forfeifure Fund                                 30,363            --
        Seligman High-Yeild Bond                       102,632            --
        Strong Schafer Value Fund                      203,589            --
        Templeton Foreign Fund                         191,619            --
        Uninvested Cash                                     94             365
        Washington Mutual                              131,165            --
        Wright Current Income                             --           177,632
        Wright Major Blue Chip                            --           272,176
        Wright Total Return Bond                          --           248,796
                                                   -------------    ------------
    Total deposits                                   5,739,710       7,549,535
                                                   -------------    ------------
Employee 401(k) Holding Account : Provident Bank           108          20,565
Receivables: Participant Loans                          76,345          62,103
                                                   -------------    ------------
  Total assets held for investment purposes         $5,816,163      $7,632,203

* = Denotes 5% or greater of total assets available for plan benefits.




                                              See notes to financial statements.

                          PROVIDENT BANK 401 (k) PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                                DECEMBER 31, 2001



PLAN TRANSACTIONS IN EXCESS OF 5%

                                                                                           Current
                                                   Date        shares         Cost          Value
                                                  -------   -----------   ------------  ------------
Bought  Federated Prime Cash Fund                 6/21/01    3,275,783    $ 3,275,783   $ 3,275,783
Sold    Federated Prime Cash Fund                 6/26/01   (3,421,862)    (3,421,862)   (3,421,862)
Bought  American Century Strategic Allocation     6/28/01       71,565        436,544       422,231
Bought  Federated Prime Cash Fund                 6/28/01      493,544        493,544       493,544
Bought  Janus Adviser Cap Apprec Fund             6/28/01       18,519        432,243       394,648
                                                                          ------------  ------------
                                                                          $ 1,216,252   $ 1,164,344
                                                                          ============  ============










                                              See notes to financial statements.

                           PROVIDENT BANK 401 (k) PLAN
                              LOANS TO PARTICIPANTS
                                DECEMBER 31, 2001


Provident Bank 401(k) Participant Loan balances as of December 31, 2001 were:


                                                         Principal
                                                          Balance
               Participant                               12/31/01
             ---------------                            -----------
             Karen A. Wynne                              $ 25,208
             Gretchen Schrehofer                              (17)
             Martine Kernizan                               1,628
             Eugee Whyte                                      791
             Miguel A. Roman                                1,046
             Fay Dallas-Browne                              2,520
             Elizabeth Vitacco                              1,241
             Maureen Farley                                 4,119
             William Lamadore                              22,415
             Kathleen Campagna                                816
             John Carothers                                 2,055
             Jennifer Mc Nellis                               280
                                                        ---------
                              Total                      $ 62,102
                                                        =========




                                              See notes to financial statements.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            PROVIDENT BANK 401(k) PLAN




Date:   June 25, 2002                       By: /s/ Robert J. Sansky
                                               ---------------------------------
                                                Name:  Robert J. Sansky
                                                Title: Executive Vice President
                                                       and Director of Human
                                                       Resources